UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment Regarding Decision on Acquisition of Shares of Tbroad Nowon

The information regarding the acquisition by SK Telecom Co., Ltd. (the “Company”) of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”) set forth in the Form 6-K furnished by the Company on April 26, 2019 entitled “Decision on Acquisition of Shares of Tbroad Nowon,” as amended by the Form 6-K/A furnished by the Company on October 16, 2019, is further amended by replacing the item numbered “6. Acquisition Date,” which stated:

6. Scheduled Acquisition Date	February 28, 2020

with the following:

6. Scheduled Acquisition Date	March 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: December 13, 2019

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